UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response ..0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* VA Partners, L.L.C. (See Note 1)	Issuer Name and Ticker or Trading Symbol Redwood Trust, Inc. (RWT)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) One Maritime Plaza, Suite 1400	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year July 2001
(Street) San Francisco, CA 94111			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person __X_Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	7/12/01	P		10,500	A	23.57		D & I	See Note 2
Common Stock	7/12/01	P		300	A	23.62		I	See Note 3
Common Stock	7/27/01	p		38,800	A	23.55		D & I	See Note 2
Common Stock	7/27/01	p		1,200	A	23.56		D & I	See Note 2
Common Stock	7/30/01	p		9,700	A	23.07		D & I	See Note 2
Common Stock	7/30/01	p		300	A	23.07		I	See Note 3
Common Stock	7/31/01	P		15,000	A	23.26		D & I	See Note 2
Common Stock	7/31/01	P		500	A	23.26		I	See Note 3
Common Stock	8/1/01	P	V	400	A	23.43		I	See Note 3
Common Stock	8/1/01	P	V	14,000	A	23.39		D & I	See Note 2
Common Stock	8/2/01	P	V	1,000	A	23.58		I	See Note 3
Common Stock	8/2/01	P	V	200	A	23.63		I	See Note 3
Common Stock	8/2/01	P	V	6,600	A	23.56		D & I	See Note 2
Common Stock	8/2/01	P	V	30,700	A	23.57		D & I	See Note 2
Common Stock	8/3/01	P		200	A	23.64		I	See Note 3
Common Stock	8/6/01	P		100	A	23.72		I	See Note 3
Common Stock	8/7/01	P		750	A	23.59		I	See Note 3
Common Stock	8/8/01	P		100	A	23.72		I	See Note 3
Common Stock	8/3/01	P		6,300	A	23.57		D & I	See Note 2
Common Stock	8/6/01	P		3,900	A	23.57		D & I	See Note 2
Common Stock	8/7/01	P		24,250	A	23.57		D & I	See Note 2
Common Stock	8/8/01	P		1,600	A	23.58		D & I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. The reporting persons (the "Reporting Persons") consist of VA Partners, L.L.C. ("VA Partners"), ValueAct Capital Partners, L.P. ("ValueAct Partners"), Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin. ValueAct Partners is a Delaware limited partnership, the principal business of which is investing in securities. VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services and to serve as the General Partner of ValueAct Partners. Messers. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners. The Reporting Persons disclaim membership in a group with any other person within the meaning of Rule 13d-5(b)(1) and Rule 16a-1(a)(1) under the Exchange Act.

2. These securities are owned by ValueAct Partners. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership of such securities except to the extent of such Reporting Person's pecuniary interest.

3. These securities are owned by investment advisory accounts of VA Partners or investment pools of which it is the investment adviser or general partner, other than ValueAct Partners. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership of such securities except to the extent of such Reporting Person's pecuniary interest.

Dated: August 10, 2001
ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel, Jr. George F. Hamel, Jr. Managing Member VA Partners, L.L.C.	VA Partners, L.L.C. By: /s/ George F. Hamel George F. Hamel, Jr. Managing Member
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	/s/ George F. Hamel George F. Hamel, Jr.	/s/ Peter H. Kamin Peter H. Kamin

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: ValueAct Capital Partners L.P

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel George F. Hamel, Jr. Managing Member

Name: George F. Hamel, Jr.

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ George F. Hamel

George F. Hamel, Jr.

Name: Jeffrey W. Ubben

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ Jeffrey W. Ubben

Jeffrey W. Ubben

Name: Peter H. Kamin

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ Peter H. Kamin

Peter H. Kamin